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                           June 3, 2020

       Yusheng Han
       Director and Chief Executive Officer
       Burning Rock Biotech Ltd
       601, 6/F, Building 3, Standard Industrial Unit 2
       No. 7, Luoxuan 4th Road
       International Bio Island, Guangzhou, 510005
       Peoples Republic of China

                                                        Re: Burning Rock
Biotech Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed May 22, 2020
                                                            File No. 333-238596

       Dear Mr. Han:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-1 filed on May 22, 2020

       Index to the Consolidated Financial Statements
       Consolidated Balance Sheet, page F-4

   1. Please revise to remove your pro forma shareholders' equity as of December 31, 2019.
                                                        Refer to Rule
11-02(c)(1) of Regulation S-X and Item 4(b) of Form F-1.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Yusheng Han
Burning Rock Biotech Ltd
June 3, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,
FirstName LastNameYusheng Han
                                                           Division of
Corporation Finance
Comapany NameBurning Rock Biotech Ltd
                                                           Office of Life
Sciences
June 3, 2020 Page 2
cc:       Shuang Zhao, Esq.
FirstName LastName